Shengfeng Development Limited

October 31, 2022

Via EDGAR

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Registration Statement on Form F-1
Submitted September 9, 2022
Registration No. 333-266116

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated September 29, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No.1”) is being submitted to accompany this letter.

Cover Page

1. Disclosure on your cover page states that you currently expect the initial public offering price will be in the range of $4.00 to $5.00 per share. However, the registration statement fee exhibit appears to reflect a maximum price of $6.00 per share. Please revise or advise.

In response to the Staff’s comment, we revised our disclosure on the registration statement fee exhibit to reflect a maximum price of $5.00 per share of the Amended Registration Statement No.1.

Prospectus Summary

Consolidating Schedule, page 14

2. We note your revisions in response to comment 6 and reissue the comment in part. Please revise to reflect the expense and amounts due to WFOE in the VIE column of your condensed consolidating schedules.

In response to the Staff’s comment, we revised our disclosure starting from page 15 to 17 and from page 72 to page 74 of the Amended Registration Statement No.1 to reflect the expenses and amounts due to WFOE in the VIE column of our condensed consolidating schedules.

3. We note your response to comment 7, consistent with previous responses, that i) “Shengfeng Cayman formed a 100% owned subsidiary, Shengfeng HK, and Shengfeng HK formed a 100% owned subsidiary, Fujian Tianyu Shengfeng Logistics Co., Ltd (WFOE), without any monetary capitalization as part of the reorganization,” and ii) “For the years ended December 31, 2021 and 2020, Shengfeng Cayman and Shengfeng HK had no capitalized equity investment nor any income from equity investment from their respective subsidiaries.”

However, it remains unclear how the registrant, Shengfeng Development Limited, is able to present consolidated financial statements if there is no parent-subsidiary accounting based on equity ownership and control obtained through contractual arrangements between the parent company and its subsidiaries. Moreover, it does not appear that your response aligns with the diagram illustrating your corporate structure on page 8. Therefore, we continue to believe you should revise your consolidating schedules so that they accurately depict the separate financial statements of the parent company (i.e. Shengfeng Cayman), Shengfeng HK, WFOE, and the VIE, along with the applicable eliminations, that are necessary to derive the registrant’s consolidated financial statements.

In response to the Staff’s comment, we revised our disclosure on the cover page of the Amended Registration Statement No.1 to indicate that Shengfeng Development Limited (“Shengfeng Cayman”) is able to present consolidated financial statements based on equity ownership and control obtained through contractual arrangements between the WOFE and VIE. We further clarify that Shengfeng Cayman has legal ownership and full control of Shengfeng HK and WFOE. The WFOE has the control of the VIE based on the VIE agreements, therefore the consolidation of the accounts of Shengfeng HK, WFOE and the VIE and subsidiaries is consistent with the ASC 810 Consolidation. It is in alignment with the diagram illustrated on the corporate structure on the page 8 of the Amended Registration Statement No.1 and consistent with the footnote disclosure in the consolidated financial statements under the caption of “Principles of Consolidation”.

4. Based on the comment above, it does not appear that your inter-company transactions table on pages 16 and 18 accurately reflect the transactions between and among the parent company, its subsidiaries, and the VIE. As such, please revise this disclosure as necessary.

In response to the Staff’s comment, we revised the condensed consolidating schedules from page 15 to 17 and from page 72 to page 74 of the Amended Registration Statement for Shengfeng Cayman and Shengfeng HK columns accordingly and reflected the related intercompany balances and transaction with the elimination in the condensed consolidating schedules.

Risks Relating to Doing Business in the PRC

China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government, page 36

5. We note your revised disclosure in response to prior comment 14 stating that “PRC national laws shall not be applied in the Hong Kong Special Administrative Region except for those listed in the Basic Law. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how those laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future and thus [you] may face certain legal and operational risks associated with operating in the PRC.” Please provide a brief summary of the PRC national laws listed in the Basic Law that apply to your operations in Hong Kong. Also, describe any Hong Kong laws or regulations that apply to your operations in Hong Kong, if material. Lastly, please revise your disclosure to directly state that the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong, including those of Shengfeng HK.

In response to the Staff’s comment, we revised our disclosure on page 37 of the Amended Registration Statement No.1 to clarify that our PRC counsel, AllBright Law Offices, believe that PRC national laws listed in the Basic Law does not apply to our operations in Hong Kong. Additionally, we revised our disclosure to provide that, although Shengfeng HK has no business operations in Hong Kong, as an entity incorporated under laws of Hong Kong, it shall be subject to Hong Kong laws in general. Lastly, we also revised our disclosure to directly state that the legal and operational risks associated with operating in the PRC may also apply to our operations in Hong Kong, including those of Shengfeng HK.

Report of Independent Registered Public Accounting Firm, page F-2

6. It appears that references to the audit of the consolidated balance sheet as of December 31, 2020 and to the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2021 were removed. Please request a revision from the independent registered public accounting firm as necessary.

In response to the Staff’s comment, our auditor, Friedman LLP, revised the Report of Independent Registered Public Accounting Firm on page F-2 of the Amended Registration Statement No.1, to include references to the audit of the consolidated balance sheet as of December 31, 2020 and to the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
	Name:	Yongxu Liu
	Title:	Chief Executive Officer

Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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